NEXGEN APPLIED SOLUTIONS INC.

311 Division Street

Carson City, NV 89703

(888) 648-0488

September 2, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Michael Killoy

Re:

Nexgen Applied Solutions Inc.

Schedule 14C

Filed July 12, 2016

File No. 000-54091

Dear Mr. Killoy:

This letter sets forth the responses of Nexgen Applied Solutions Inc. (the "Company") to the comment letter from Mr. John Reynolds dated August 31, 2016.  Each numbered paragraph below responds to the comment having the same number in the August 31, 2016 comment letter.

1.

We refer to our conversation with counsel on July 20, 2016 regarding proxy statement and delinquent Form 10-K.  We note that the Form 10-K filed August 25, 2016 does not include the current articles of incorporation or revised exhibit index indicating where the current articles are filed.  Please file the current articles and / or revise the exhibit index as appropriate. See Item 601(b)(3) of Regulation S-K.

Amendment No. 1 to the Form 10-K has been filed with the current articles of incorporation as Exhibit 3-1 thereto.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert Coleridge

Robert Coleridge

President

Nexgen Applied Solutions Inc.

1